FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 28, 2019

1.         DATE, TIME AND PLACE: on November 28, 2019, at 09:30 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.         CALL TO ORDER AND ATTENDANCE: The call was duly made pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present the majority of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves and Luiz Nelson Guedes de Carvalho. Absent for a justified reason Carlos Mario Giraldo Moreno, Jose Gabriel Loaiza Herrera and Manfred Heinrich Gartz.

4.         AGENDA: Analysis and deliberation about (i) resignation of members of the Board of Directors and committees and election of new members to replace resigning members; (ii)  proposal to be submitted to the Extraordinary Shareholders 'Meeting for reelection of the members of the Company's Board of Directors until the Company's Annual Shareholders' Meeting that will resolve on the Company's financial statements for the year ended December 31, 2021; (iii) proposal, to be submitted to the Company's Extraordinary General Meeting (“AGE”), for the Company's migration to the special listing segment of B3 S.A. –Brazil, Bolsa, OTC (“B3”), called Novo Mercado; (iv) proposal, to be submitted to the Extraordinary Shareholders' Meeting and to the Special Preferential Shareholders to convert all preferred shares issued by the Company into common shares, in compliance with the Novo Mercado requirements; (v) proposal to be submitted to the EGM for approval of the global amendment of the Company's Bylaws to adapt it to the Novo Mercado Regulation, among other amendments, with its respective consolidation; (vi) proposal to be submitted to the Extraordinary Shareholders' Meeting to amend the Company's Stock Option Plan and Share Option Compensation; (vii) proposal to be submitted to the Extraordinary Shareholders Meeting  for approval of the annual global additional compensation of the managers; (viii) convening of the Extraordinary Shareholders' Meeting and the Special Meeting of Shareholders Holding Preferred Shares; (ix) approval of new versions of Company policies, bylaws and documents; (x) proposal for the creation of the Innovation and Digital Transformation Committee.

5.         RESOLUTIONS: The members of the Board of Directors examined the items on the Agenda and took the following resolutions unanimously and without reservation:

(i) The Chairman acknowledged receipt of the Letters of Resignation signed and sent by Messrs. Carlos Mario Giraldo Moreno, Jose Gabriel Loaiza Herrera and Manfred Heinrich Gartz to the Company on November 27, 2019.

Accordingly, in order to fill the positions of members of the Board of Directors left vacant, completing their term of office until the next election of the members of the Board of Directors in 2020, the members of the Board approved to elect, in accordance with the sole paragraph of the Article 13 of the Company's Bylaws and based on the favorable recommendation of the Human Resources and Compensation Committee, the following members: (i) Franck-Philippe Georgin, French, Married, business manager, holder of the passport No. 12CE86017; (ii) Hervé Daudin, French, Married, business manager, holder of the passport No. 16AC39263; e (iii) Philippe Alarcon, French, Married, business manager, holder of the passport No. 18FV13172, all with professional address at 148, rue de l’Université, CS 70638, 75345, Paris Cedex 07.

The directors elected hereby declared, under the penalties of the law, not to be involved in any of the crimes provided for by law that prevents them from engaging in trading activities, being aware of the provisions of article 147 of Law No. 6,404 / 76. The directors will take office in their position by signing the respective term of office, drawn up in the proper book.

Due to the resignation presented by Mr. Carlos Mario Giraldo Moreno also to the positions of member of the Human Resources and Compensation Committee and of the Corporate Governance and Sustainability Committee.

Due to the resignation presented by Mr. Jose Gabriel Loaiza Herrera also to the position of member of the Financial Committee.

(ii) In order to provide stability in the direction and conduct of the Company's business after its migration to the Novo Mercado, in the event of a favorable deliberation of the next agenda items, the controlling shareholder proposes that the members of the Board of Directors decide to include on the agenda of the EGM call, the reelection of the current members of the Board of Directors, with a unified mandate until the Annual Shareholders' Meeting that will deliberate on the Company's financial statements for the fiscal year ending on December 31, 2021, namely: Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Franck-Philippe Georgin, Hervé Daudin, Philippe Alarcon, Luiz Augusto de Castro Neves, Eleazar de Carvalho Filho, Luiz Nelson Guedes de Carvalho, these last three as independent members under the Novo Mercado rules .

(iii)      To approve the proposal to be submitted to the EGM for the Company's migration to the Novo Mercado, authorizing the Company's Management to perform all acts necessary to effect the Company's migration to the Novo Mercado, including the signature of all and any documents required by B3 and / or as required.

(iv) Approve the proposal to be submitted to the Extraordinary Shareholders' Meeting and to the Preferential Shareholders´Meeting for the conversion of all preferred shares issued by the Company into common shares, in the ratio of 1 (one) common share to 1 (one) preferred share, in compliance with the requirements of the New Market.

(v) To approve the proposal, to be submitted to the Extraordinary Shareholders' Meeting, of the global amendment of the Company's Bylaws, with its respective consolidation, to adapt it to the requirements of the Novo Mercado Regulation, among other amendments, in the form of the draft submitted to the Board of Directors. which, initialed by the board, is filed at the Company's headquarters and accompanies management's proposal for the shareholders' resolution.

(vi) To approve the proposal, to be submitted to the Extraordinary Shareholders 'Meeting, to amend the Company's Stock Option Plan and Share Option Compensation, which accompany management's proposal for the shareholders' resolution, to , in view of the migration to the Novo Mercado, provide for the issuance of common shares only, among other amendments.

(vii) To approve the proposal, to be submitted to the Extraordinary Shareholders' Meeting, to approve the global management compensation in the complementary amount of R $ 25,212,770.14 (twenty five million, two hundred twelve thousand, seven hundred and seventy reais and fourteen cents). global compensation approved at the Annual and Extraordinary General Meeting held on April 25, 2019 for the fiscal year 2019, due to the constitution of an Independent Committee to analyze and propose the acquisition of operations in Latin America and the extraordinary award due to the sale of Via Varejo S.A.

(viii) Approve the convening of the Extraordinary Shareholders' Meeting, to be held on December 30, 2019, at 10:00 am, which will resolve on the matters contained in items (i) to (vii) above, and of the Special Meeting of Shareholders Holding Preferred Shares , to be held on December 30, 2019, at 3:00 pm, which will deliberate on the ratification of the subject matter set forth in item (ii) above, and which will give withdrawal rights to holders of preferred shares as provided for in the management's proposal for shareholders' resolution.

(ix) To approve a new version of the following Company policies, bylaws and documents in the form of the minutes presented to the Board of Directors, which shall have their respective terms subject to the formal approval by B3 of the Company's migration to the Novo Mercado and initialed by the board. , are filed at the Company's headquarters, and their disclosure is authorized under the terms of the applicable regulation, after such approval by B3: (a) Trading Policy of Securities Issued by the Company; (b) Appointment and Compensation Policy for the Members of the Board of Directors, their Advisory Committees, Statutory Board and Fiscal Council, (c) Corporate Risk Management Policy; (d) Related Party Transaction Policy; (e) Internal Regulations of the Board of Directors; (f) Internal Regulations of the Audit Committee; (g) Internal Rules of the Corporate Governance and Sustainability Committee; (h) Internal Rules of the Financial Committee; (i) Internal Rules of the Human Resources and Compensation Committee; and (j) the Code of Ethics and the Policy of Consequences and Disciplinary Measures attached thereto. and

(x) Approve the creation of the Innovation and Digital Transformation Committee to advise on the work of the Board of Directors, as well as its Internal Regulations, which shall have its respective validity subject to the formal approval by B3 of the Company's migration to the Novo Mercado and , initialed by the board, is filed at the Company's headquarters, and its disclosure is authorized under the terms of the applicable regulation, after such approval by B3.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, November 28, 2019. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Luiz Augusto de Castro Neves and Luiz Nelson Guedes de Carvalho.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 28, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.